Exhibit 99.1

Annual General Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.

(the “Issuer”)

held on June 28, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 6	Carried	32,190,310	710,637
2. Elect the following nominees as directors		For	Withheld
(a) Duane Poliquin	Elected	32,026,984	873,963
(b) Morgan Poliquin	Elected	32,023,138	877,809
(c) Elaine Ellingham	Elected	28,008,193	4,892,754
(d) Alfredo Phillips	Elected	31,885,136	1,015,811
(e) Kevin O’Kane	Elected	31,896,705	1,004,242
(f) Ria Fitzgerald	Elected	31,835,267	1,065,680
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	53,740,652	1,441,946

Dated at Vancouver, B.C., this 28th day of June, 2022.

ALMADEN MINERALS LTD.

Per:

“J. Duane Poliquin”

J. Duane Poliquin

Chair